Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153




                                November 9, 2007



Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Mr. Paul Fischer

                RE:      NEXTWAVE WIRELESS INC.
                         REGISTRATION STATEMENT ON FORM S-3
                         FILE NO. 333-144974
                         FILED OCTOBER 1, 2007

Ladies and Gentlemen:

            On behalf of our client, NextWave Wireless Inc. (the "Company"), we are transmitting herewith via the EDGAR system for filing with the Commission our response to the Staff's letter dated October 11, 2007, regarding the Registration Statement on Form S-3/A (the "Registration Statement") of the Company (File No. 333-144974, together with exhibits thereto).

            Set forth below in bold are each of the comments in the Staff's letter. Immediately following each of the Staff's comments is the Company's response to that comment, including where applicable, a cross-reference to the location of changes made in response to the Staff's comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff's comment letter and includes the caption used in the comment letter.

GENERAL
-------

1. WE NOTE YOUR RESPONSE TO PRIOR COMMENT ONE IN OUR LETTER DATED AUGUST 28, 2007; HOWEVER, WE CONTINUE TO BELIEVE THAT YOUR OFFERING IS AN INDIRECT PRIMARY OFFERING, AS OPPOSED TO A SECONDARY ONE. WE NOTE, FOR EXAMPLE, THE RELATIVELY SMALL NUMBER OF SELLING SHAREHOLDERS, THAT EACH SELLING SHAREHOLDER IS AN INVESTMENT FUND, AND THAT ONE SELLING SHAREHOLDER, AVENUE CAPITAL GROUP, WILL ACCOUNT FOR NEARLY 40% OF THE SHARES BEING OFFERED PURSUANT TO THIS REGISTRATION STATEMENT, AND THAT THIS SAME SELLING SHAREHOLDER'S BENEFICIAL OWNERSHIP REPRESENTS 13.1 % OF YOUR OUTSTANDING COMMON SHARES. WE NOTE, TOO, THAT THE SHARES BEING REGISTERED REPRESENT 60% OF YOUR PUBLIC FLOAT. IN LIGHT OF THESE FACTS, PLEASE REVISE

      YOUR PROSPECTUS COVER PAGE TO IDENTIFY THE SELLING SHAREHOLDERS AS UNDERWRITERS. IN ADDITION, PLEASE CHECK THE RULE 415 BOX ON THE COVER PAGE OF YOUR REGISTRATION STATEMENT.

      The Company respectfully maintains that the resale by the selling stockholders included in the Registration Statement is a secondary offering and not a primary offering on behalf of the Company, for the reasons set forth in our September 28, 2007 response letter. In response to the Staff's comment, and consistent with available informal guidance, the Registration Statement has been revised to cover the resale of only 17,063,306 shares (the "Underlying Shares") of the Company's common stock, par value $0.001 per share (the "Common Stock"), issuable upon the conversion of shares of its Series A Senior Convertible Preferred Stock (the "Preferred Shares"). Before giving effect to the conversion of the Preferred Shares, the Underlying Shares represent 33% of the shares of Common Stock held by non-affiliates as of September 29, 2007. Solely for this purpose, we define non-affiliates as persons other than the Company's executive officers, directors and holders of more than 10% of the Company's common stock.


THE OFFERING, PAGE 44
---------------------

2. WE NOTE YOUR ADDED DISCLOSURE ON PAGE 7 IN RESPONSE TO PRIOR COMMENT TWO IN OUR LETTER DATED AUGUST 28, 2007. REVISE TO INCLUDE THE POTENTIAL DOLLAR AMOUNT OF ACCRUED DIVIDENDS THROUGH MARCH 28, 2011 AND THE PLACEMENT AGENT FEE AND LEGAL FEES PAID IN CONNECTION WITH THE PRIVATE PLACEMENT.

      In response to the Staff's comment we have revised page 7 of the Registration Statement.


SELLING STOCKHOLDERS, PAGE 34
-----------------------------

3. WE NOTE YOUR RESPONSE TO PRIOR COMMENT NINE IN OUR LETTER DATED AUGUST 28, 2007, AND ARE REISSUING THE COMMENT. PLEASE REVISE YOUR REGISTRATION STATEMENT TO INCLUDE THE COLUMNAR DISCLOSURE PROVIDED ON THE BOTTOM OF PAGE 13 OF YOUR RESPONSE LETTER DATED OCTOBER 1, 2007, WITH APPROPRIATE EXPLANATORY TEXT HIGHLIGHTING THE JULY, 2006 FINANCING.

      In response to the Staff's comment we have revised page 36 of the Registration Statement and have included the requested columnar disclosure in footnote 1 to the Selling Stockholders table.

4. WE NOTE YOUR RESPONSES TO PRIOR COMMENTS TEN AND ELEVEN IN OUR LETTER DATED AUGUST 28, 2007, AND THE REVISED FOOTNOTE DISCLOSURE INCLUDED AT PAGES 37 AND 38 OF THE AMENDED REGISTRATION STATEMENT. HOWEVER THE FOOTNOTE DISCLOSURE DOES NOT CLEARLY DISCLOSE THE INFORMATION REQUESTED BY BOTH COMMENTS. PLEASE REVISE TO PROVIDE THE REQUESTED DISCLOSURE IN A SEPARATE TABULAR FORMAT.

      In response to the Staff's comment we have added additional tabular disclosure to the Selling Stockholders table on page 37 of the Registration Statement.


            We would very much appreciate receiving the Staff's comments, if any, at your earliest convenience. If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at
(212) 310-8239.

                                        Sincerely yours,



                                        /s/   Marita A. Makinen
                                        ----------------------------
                                        Marita A. Makinen




cc:      Larry Spirgel